Exhibit 1.02

Conflict Minerals Report of Tim Hortons Inc.

For the Year Ended December 31, 2013

1.	Introduction

This conflict minerals report (the “CMR”) has been prepared by management of Tim Hortons Inc. (herein referred to as the “Company”, “we”, “us” or “our”) for the calendar year ended December 31, 2013 in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). The Company undertook a due diligence investigation to determine the status of conflict minerals that are necessary to the functionality or production of a product manufactured or contracted by the Company. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

2.	Due Diligence

2.1	Design of Due Diligence

The Company operates in the quick service segment of the restaurant industry and is a downstream company within our supply chain as designated by the OECD. The OECD Guidance recommends, among other things, that downstream companies identify, to the best of their efforts, and review the due diligence process of the vendors in their supply chain and assess whether they adhere to due diligence measures put forward in the OECD Guidance. Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Guidance.

2.2	Management Systems

The Company is committed to working with upstream companies and organizations in our supply chain to comply with the conflict minerals rules of the Securities and Exchange Commission (“SEC”). We have established a Conflict Mineral Compliance Program (the “Program”) that is designed to materially follow the framework established by the OECD. We have assigned authority and responsibility to a team of senior employees to oversee the Program’s due diligence process so that risks are adequately managed. We have also amended our Business Partner and Supplier Code of Conduct, applicable to all of our suppliers, to include a conflict minerals clause in which we communicate our expectations of suppliers to comply with the due diligence process under the Program. Additional Company controls include, but are not limited to, our Standards of Business Practices, which outline expected behaviors for all Company employees, and multiple grievance mechanisms whereby employees and suppliers can report violations of Company policies, including compliance with the Program.

2.3	Identify and Assess Risk in the Supply Chain

In accordance with the Program, we identified the risks in our supply chain by (i) identifying product categories that may contain conflict minerals; (ii) identifying raw material parts in those product categories that may contain conflict minerals; (iii) identifying suppliers who supplied those parts; (iv) validating supplier information with our sourcing team; (iv) communicating a reasonable country of origin inquiry (“RCOI”) survey to suppliers; (v) reviewing responses for inconsistencies and red flags; and (vi) reporting the results to our management team.

A total of 23 of our suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative (the “Template”). The Template includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in products, as well as supplier due diligence.

2.4	Design and Implement a Strategy to Respond to Risks

The Company designed and implemented a plan to respond to risk through the Program. The following steps were involved:

•	Documented the steps involving identification of red flags and follow-up actions;

•	Implemented the risk management plan where necessary and monitored and tracked any applicable risk mitigation;

•	Where necessary, escalated issues through a set protocol to the Company’s vendor management team; and

•	Undertook additional fact and risk assessments for risks requiring mitigation.

Any mitigation actions necessary were monitored and progress reported to management.

2.5	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain.

2.6	Report on Supply Chain Due Diligence

The CMR, which is publicly available on our website, meets the OECD Guidance to report annually on supply chain due diligence.

3.	Product Description

3.1	Survey Responses and Product Description

We received responses from 17 of 23 suppliers surveyed. Of these responding suppliers, 8 or 47% responded “yes” to having one or more 3TG metals as necessary to the functionality or production of the products they supply to the Company. A summary of the product descriptions is as follows:

Product Supplied to the Company	3TG Present
Frozen beverage machines	Tin, Tantalum, Tungsten, Gold
Commercial coffee and tea brewers	Coffee Brewers - Unknown Tea Brewers - Tin, Tantalum, Tungsten, Gold
Commercial ovens, hot plates, dishwashers	Tantalum, Tungsten, Gold
Drive thru communications systems	Unknown
Digital menu boards	Tin, Tantalum, Tungsten, Gold
Commercial toasters	Tin, Tungsten, Gold
Walk-in refrigeration	Tin, Tantalum, Tungsten, Gold
Commercial microwaves	Tin

3.2	Efforts to Determine Mine or Location of Origin

Through our implementation of the Program and requesting our suppliers to complete the Template, we have determined that seeking information about conflict minerals in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of conflict minerals in our supply chain. We did not have any direct engagement with, or conduct any on-site visits of, any mines, smelters or refiners and have not developed any action plans with respect to any mines, smelters or refiners.

4.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

•	Increase the response rate for RCOI process;

•	Continue to challenge our suppliers to provide more accurate country of origin information;

•	Using the Template, survey new vendors for RCOI inquiry upon engagement; and

•	Consider working with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance and in a manner commensurate with the presence of conflict minerals in the Company’s supply chain once fully determined.

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